April 15, 2021
VIA EDGAR
Division of Corporation Finance
Office of Life Sciences
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: David Burton, Al Pavot, Ada D.
Sarmento, and Mary Beth Breslin
Re:      Responses to the Securities and Exchange Commission
Staff Comments dated April 8, 2021, regarding
Ascend Wellness Holdings, LLC
Registration Statement on Form S-1
Filed March 29, 2021
File No. 333-254800
Dear Sirs and Madams:
This letter responds to the written comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the April 8, 2021 letter regarding the above-referenced Registration Statement on Form S-1 (File No. 333-254800) (the “Registration Statement”) of Ascend Wellness Holdings, LLC (the “Company”, “we,” “our,” or “us”) filed on March 29, 2021 with the SEC. For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly. Simultaneously with the transmission of this letter, the Company is filing via EDGAR Amendment No. 1 to the Form S-1 Registration Statement (the “Amended Form S-1”), responding to the Staff’s comments and including certain other revisions and updates.
Page numbers in the text of the Company’s responses correspond to page numbers in the Amended Form S-1. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Amended Form S-1.
Our responses are as follows:
Registration Statement on Form S-1
Security Risks, page 27
Staff Comment No. 1.
As previously requested, please disclose whether you have been materially impacted by the risks described in this risk factor. We note that the risk factor disclosure was apparently not revised to address this issue.

April 15, 2021

Company’s Response:
In response to the Staff’s comment, we have revised the risk factor on page 27 to disclose that the Company has not been materially impacted by the security risks described in the Risk Factors section.
Income Tax Expense, page 62
Staff Comment No. 2.
It remains unclear what specific facts and circumstances changed in 2020 that caused the increase in your tax expense as a percentage of gross profit. Please revise.
Company’s Response:
In response to the Staff’s comment, we have revised the disclosure page 62 to explain the increase in our tax expenses as a percentage of gross profit in 2020.
General
Staff Comment No. 3.
A registration statement is not intended to serve as marketing materials. Therefore, the prominence of the graphics on the five pages between the prospectus cover page and the table of contents is not appropriate because the graphics neither provide nor enhance relevant and meaningful disclosure that investors can use to make an informed investment decision. In particular, the graphics appear to include extensive narrative text and information that repeats information already contained in the Prospectus Summary and Business sections. Further, text in this context should be used only to the extent necessary to explain briefly the visuals in the presentation and should not overwhelm the visual presentation. For guidance, refer to Question 101.02 of Compliance Disclosure of our Securities Act Forms Compliance and Disclosure Interpretations and revise or remove accordingly.
Company’s Response:
In response to the Staff’s comment, we have revised the pages between the prospectus cover page and the table of contents.
* * * * *

April 15, 2021

Thank you for your review of the filing. If you should have any questions regarding this response letter, please do not hesitate to contact the undersigned at (617) 378-2556, or James Guttman of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7376.

Sincerely,
Ascend Wellness Holdings, LLC

/s/ Daniel Neville

Daniel Neville
Chief Financial Officer

cc: James Guttman, Dorsey & Whitney LLP